UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Criimi Mae, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

950241109

(CUSIP Number)

Aaron A. Grunfeld, Esq.
Resch Polster Alpert & Berger LLP
10390 Santa Monica Blvd., 4th Floor
Los Angeles, California  90025
(310) 277-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 950 2411 09
1.

Names of Reporting Persons.
Lyle Weisman

2.
Check the Appropriate Box if a Member of a Group (a) [ X ]
(b) [ ]

3.

SEC Use Only

4.

Source of Funds
PF, OO

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.
Citizenship or Place of Organization
United States

7.

Sole Voting Power 216,000

8.

Shared Voting Power

9.

Sole Dispositive Power 216,000

10.

Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person 216,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.
Percent of Class Represented by Amount in Row (11)
Approximately 1.6 % based upon 13,936,168 shares reported outstanding at May 7, 2002

14.

Type of Reporting Person IN

CUSIP No. 950 2411 09
1.

Names of Reporting Persons.
Asher Gottesman

2.
Check the Appropriate Box if a Member of a Group (a) [ X ]
(b) [ ]

3.

SEC Use Only

4.

Source of Funds
PF, OO

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.
Citizenship or Place of Organization
United States

7.

Sole Voting Power 200,400

8.

Shared Voting Power

9.

Sole Dispositive Power 200,400

10.

Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person 200,400

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.
Percent of Class Represented by Amount in Row (11)
Approximately 1.4 % based upon 13,936,168 shares reported outstanding at May 7, 2002

14.

Type of Reporting Person IN

CUSIP No. 950 2411 09
1.

Names of Reporting Persons.
Len Fisch

2.
Check the Appropriate Box if a Member of a Group (a) [ X ]
(b) [ ]

3.

SEC Use Only

4.

Source of Funds
PF, OO

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.
Citizenship or Place of Organization
United States

7.

Sole Voting Power 270,000

8.

Shared Voting Power

9.

Sole Dispositive Power 270,000

10.

Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person 270,000

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.
Percent of Class Represented by Amount in Row (11)
Approximately 1.9 % based upon 13,936,168 shares reported outstanding at May 7, 2002

14.

Type of Reporting Person IN

Item 1. Name of Issuer.
This Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock") of CRIIMI MAE Inc., a Maryland corporation (the "Company"). The Company’s principal executive offices are located at 11200 Rockville Pike, Rockville, Maryland, 20852.

Item 2. Identity and Background.
This Statement is filed on behalf of Lyle Weisman, Asher Gottesman and Len Fisch (collectively the "Reporting Persons").The Reporting
Persons may be deemed to be a group who have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities
 Act of 1933, as amended, of all equity securities of the Company beneficially owned by the Reporting Persons.

The following persons comprise the Reporting Persons:
(a) Lyle Weisman (b) 14001 Ventura Boulevard, Los Angeles, California 91423 (c) Real Estate Investor, Self Employed (d) During the last five  years, Mr. Weisman has not been convicted in a criminal proceeding. (e) During the last five years, Mr. Weisman has not been a party to a civil  proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any  violation with respect to such laws. (f) United States.

(a) Asher Gottesman (b) 14001 Ventura Boulevard, Los Angeles, California 91423 (c) Real Estate Investor, Self Employed (d) During the last five years, Mr. Gottesman has not been convicted in a criminal proceeding. (e) During the last five years, Mr. Gottesman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (f) United States.
(a) Len Fisch (b) 922 Santee Street, Los Angeles, California 90015 (c) Real Estate Development and Management (d) During the last five years, Mr. Fisch has not been convicted in a criminal proceeding. (e) During the last five years, Mr. Fisch has not been a party to a civil proceeding of a  judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect  to such laws. (f) United States.

Item 3. Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin. The aggregate purchase price for the shares of Common Stock purchased by Mr. Weisman was approximately $801,360. The aggregate purchase price for the shares of Common Stock purchased by Mr. Gottesman was approximately $745,268. The aggregate purchase price for the shares of Common Stock purchased by Mr.Fisch was approximately $$984,254.

Item 4. Purpose of Transaction.

On May 8, 2002 the Reporting Persons forwarded to William B. Dockser, Chairman of the Board of the Company a letter indicating the willingness of the Reporting Persons to purchase all of the issued and outstanding shares of common stock of the Company at $7.00 per share. While the letter outlines a transaction which the Reporting Persons are amicably proposing for consideration by the Board, the transaction is subject to approval of the Board of Directors, to the negotiation and execution of definitive agreements, as well as to resolution of regulatory and other matters. See also Item 6. below.

Item 5. Interest in Securities of the Issuer.

Name

Aggregate Number of Shares Beneficially Owned

Percentage of Class

Lyle Weisman

216,000

1.6%

Asher Gottesman

200,400

1.4%

Len Fisch

270,000

1.9%

1. Lyle Weisman has sole voting and dispositive power over his 216,000 shares.2. Asher Gottesman has sole voting and dispositive power over his 200,400 shares. 3. Len Fisch has sole voting and dispositive power over his 270,000 shares.

Transactions effected during the past sixty days:

Lyle Weisman stock transactions within the past 60 days, all, except for a stock dividend, in market purchases:
DATE	SHARES PURCHASED	AVERAGE PRICE PER SHARE
March 5th	9,500	$3.70
March 6th	2,406	$3.70
March 7th	5000	$3.73
March 11th	2000	$3.77
March 13th	4500	$3.91
March 15th	300	$3.75
March 20th	100	$3.85
March 27th	3000	$3.60
March 28th	750	$3.50
April 1st	450	$3.59
April 2nd	1050	$3.47
April 12th	200	$3.78
April 15th	100	$3.74
	3319	dividend
April 16th	2300	$3.85
April 17th	2100	$3.70
April 18th	300	$3.90
April 19th	150	$3.80
April 22nd	141	$3.83
April 24th	3000	$3.61
April 25th	5050	$3.64
May 1st	500	$3.75
May 8th	350	$3.80

Asher Gottesman stock transactions within the past 60 days, all, except for a stock dividend, in market purchases:

DATE	SHARES PURCHASED	AVERAGE PRICE PER SHARE
March 5th	2900	$3.70
March 6th	2900	$3.70
March 7th	3000	$3.70
March 12th	2100	$3.70
March 13th	2500	$3.91
March 14th	500	$3.80
March 15th	900	$3.95
March 19th	1400	$3.83
March 20th	800	$3.85
March 22nd	400	$3.75
March 27th	3000	$3.60
March 28th	750	$3.50
April 1st	450	$3.59
April 2nd	1050	$3.47
April 12th	200	$3.78
April 15th	1900	$3.84
	3319	dividend
April 16th	300	$3.72
April 17th	100	$3.80
April 18th	300	$3.90
April 19th	150	$3.80
April 22nd	2841	$3.70
April 23rd	1400	$3.67
April 24th	1000	$3.70
April 25th	2850	$3.72
April 29th	2300	$3.61
May 1st	2100	$3.64
May 2nd	400	$3.77
May 8th	3250	$3.80

Len Fisch stock transactions within the past 60 days, in market purchases:

DATE	SHARES PURCHASED	AVERAGE PRICE PER SHARE
March 4th	157,634	3.54
March 5th	6,000	3.70
March 6th	1,200	3.70
March 7th	5,000	3.69
March 8th	1,166	3.54
March 11th	1,200	3.68
March 12th	2,000	3.97
March 13th	7,000	3.91
March 14th	1,000	3.87
March 15th	500	3.85
March 22nd	3,500	3.60
March 25th	3,800	3.46
April 2nd	4,000	3.46
April 16th	2,000	3.82
April 17th	3,500	3.66
April 18th	1,000	3.70
April 22nd	1,000	3.66
April 23rd	2,000	3.61
April 24th	11,000	3.61
April 25th	5,000	3.63
April 30th	2,100	3.74
May 1st	2,100	3.74
May 2nd	2,800	3.80
May 3rd	1,900	3.85
May 6th	8,600	3.90
May 7th	15,000	4.00
May 8th	18,000	4.00
Item 6. Contracts, Arrangements, Understandings or Relationships
On May 8, 2002 counsel for the Reporting Persons sent a letter to William Dockser, Chairman and Chief Executive Officer of the Company.
In that letter the Reporting Persons indicated their willingness to acquire all of the issued and outstanding shares of Common Stock of the
 Company at $7.00 per share subject to approval of the Board that when presented the offer would be fair to shareholders, to due diligence and  to the execution of a definitive agreement. The Reporting Persons also indicated their willingness place a good faith deposit of
$1,000,000 with a mutually acceptable escrow holder upon execution a definitive agreement. The Reporting Persons requested a response to their letter by 5:30 p.m. Los Angeles time on May 15, 2002. See Exhibit B attached hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Joint Filing Agreement among the Reporting Persons

Exhibit B – Letter to William B. Dockser, Chairman of the Board

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2002

/s/ Lyle Weisman

Lyle Weisman

Date: May 13, 2002

/s/ Asher Gottesman

Asher Gottesman

Date: May 13, 2002

/s/ Len Fisch

Len Fisch

EXHIBIT A
Joint Filing Agreement

Each of the undersigned hereby agrees to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange
 Act of 1934, as amended.  It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.  It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 13, 2002

     /s/ Lyle Weisman
          Lyle Weisman

     /s/ Asher Gottesman
          Asher Gottesman

     /s/ Len Fisch
          Len Fisch

EXHIBIT B

May 8, 2002

BY FEDEX

William B. Dockser

Chairman of the Board

Criimi Mae Inc.

11200 Rockville Pike

Rockville, Maryland 20852

Re:	Offer to Purchase all of the Common Stock of Criimi Mae Inc. ("CMM")

Dear Mr. Dockser:

Clients whom I represent, Lyle Weisman, Asher Gottesman and Len Fisch (the "Interested Criimi Mae Shareholders") have authorized me to present an offer, set forth below, to you and to the Board of Directors of CMM, whereby the Interested Criimi Mae Shareholders propose to purchase all of the issued and outstanding common shares of CMM.

The Interested Criimi Mae Shareholders currently own in the aggregate about 686,500 shares of common stock constituting in the aggregate about 4.9% of the number of CMM common shares reported to be outstanding.

The Offer:

The Interested Criimi Mae Shareholders:

hereby offer $7.00 per share (the "Purchase Price") for all issued and outstanding shares of common stock of CMM.

will pay the positive difference between the strike prices per share on vested outstanding options and warrants and the Purchase Price.

are making the offer subject to approval of the board of directors that the offer to the shareholders when presented will be fair.

are making the offer subject to due diligence and the execution of a definitive agreement with CMM (the "Purchase Agreement").

are prepared to initiate an offer to the shareholders for the CMM common stock on an "any or all basis" as soon as practicable.

are prepared to deposit $1,000,000, with a mutually acceptable escrow holder, upon execution of the Purchase Agreement as a good faith deposit towards the purchase of the shares.

We note that the Purchase Price is approximately 49% higher than today’s $4.70 per share closing price of the common stock on the New York Stock Exchange. The Interested Criimi Mae Shareholders believe that their offer, when viewed by the Board of Directors against the criteria recited in Article FOURTEENTH of CMM’s Articles of Incorporation, is in the best interests of CMM "as a whole". The Interested Criimi Mae Shareholders would be pleased to meet with you and other representatives of the Board at your earliest opportunity so that all parties amicably may move forward to presenting and completing this transaction.

Please direct all communications concerning this offer to the undersigned. We look forward to your response no later than 5:30 p.m. Los Angeles Time on Wednesday, May 15, 2002. Thank you.

                                                                                        Very truly yours,

                                                                                            Aaron A. Grunfeld